PARAMOUNT RESOURCES LTD.
Calgary, Alberta

June 26, 2007

PARAMOUNT RESOURCES LTD. ANNOUNCES TAKE UP OF SHARES OF NORTH
AMERICAN OIL SANDS CORPORATION BY STATOIL CANADA LIMITED

Paramount Resources Ltd. (TSX: POU) ("Paramount" or the "Company") is pleased to announce that all conditions to the previously announced offer made by Statoil Canada Limited ("Statoil") for all of the outstanding shares of North American Oil Sands Corporation ("NAOSC") were satisfied effective at 5:00 p.m. (Calgary time) on June 25, 2007.  Statoil has announced that approximately 98% of the shares were validly deposited to the offer and that Statoil has taken up such shares and will pay for such shares on or before June 28, 2007.  Statoil also announced that it has exercised its statutory rights of compulsory acquisition under the Business Corporations Act (Alberta) to acquire the remaining NAOSC securities that were not deposited to the offer. The purchase price under the offer was Cdn$20 per share representing a total transaction value of approximately Cdn$2.2 billion.

Concurrent with the take up of shares by Statoil, Paramount has tendered its 34,120,731 Class A shares of NAOSC, representing a 30.9% interest in NAOSC, for aggregate cash consideration of approximately Cdn$682.4 million.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888  3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax:     (403) 262-7994

Forward-Looking Statements Advisory
This press release contains forward-looking statements. More particularly, this press release contains forward-looking statements with respect to the terms of timing for payment for the NAOSC shares by Statoil.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to, the timely performance by the Statoil of its obligations to complete the transaction.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.